UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

FLJ Group Limited

(Name of Issuer)

Class A ordinary shares, par value $0.00001 per share

(Title of Class of Securities)

G7308L100**

(CUSIP Number)

Chengcai Qu
c/o Start Chambers, Wickham’s Cay II, P. O. Box 2221

Road Town, Tortola

British Virgin Islands
Telephone: +86-021-33834262

With a copy to:
Shuang Zhao, Esq.
Cleary Gottlieb Steen & Hamilton LLP

c/o 37th Floor, Hysan Place

500 Hennessy Road

Causeway Bay, Hong Kong

Telephone: +852 2532 3783

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d‑1(e), 240.13d‑1(f) or 240.13d‑1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This CUSIP number applies to the Class A ordinary shares (“Class A Ordinary Shares”) of FLJ Group Limited (the “Issuer”). CUSIP number 74738J201 applies to the American Depositary Shares (“ADSs”) of the Issuer, each representing 150 Class A Ordinary Shares.

CUSIP No: G7308L100

1.	Names of reporting persons Golden Stream Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization The British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,500,000,000[1]
	8.	Shared voting power 0
	9.	Sole dispositive power 2,500,000,000[1]
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 2,500,000,000[1]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.8%[2]
14.	Type of reporting person (see instructions) CO

1.
Represents 2,500,000,000 Class B Ordinary Shares (the “Shares”) directly held by Golden Stream Ltd. Golden Stream Ltd. holds the Shares underlying the share-based awards pursuant to Issuer’s 2022 Equity Incentive Plan (the “2022 Plan”) and will act upon the instructions of a senior management committee of the Issuer consisting of Chengcai Qu, Zhichen (Frank) Sun and Jiamin Chen determined on a unanimous basis in relation to the voting and, prior to the vesting of the Shares to the relevant grantee of the share-based awards the Company may grant under the 2022 Plan, the disposition of the Shares. According to the Third Amended and Restated Articles of the Issuer, each Class B ordinary share is convertible into one (1) Class A ordinary share (the Class A Ordinary Shares and Class B ordinary shares, together as the “Ordinary Shares”) at any time by the holder thereof.

2.
This percentage is calculated using 28,378,920,464 Ordinary Shares as the denominator, which is the sum of total 25,878,920,464 Class A Ordinary Shares and 2,500,000,000 Class B Ordinary Shares outstanding as of November 25, 2022, 2022 as derived from the Issuer’s corporate records.

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the Class A ordinary shares, par value US$0.00001 per share (“Class A Ordinary Shares”) of FLJ Group Limited (the “Issuer”). The principal executive offices of the Issuer are located at Suite 1607, Building A, No.596 Middle Longhua Road, Xuhui District, Shanghai, 200032, People’s Republic of China.

Item 2. Identity and Background

(a) This Statement on Schedule 13D is filed by the following person (the “Reporting Person”): Golden Stream Ltd., a company limited by shares incorporated in the British Virgin Islands.

(b) Business address and address of principal office of the Reporting Person: Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(c) Golden Stream Ltd. is an investment holding company.

(d) The Reporting Person, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person has paid US$25,000 from its shareholder contribution to purchase the 2,500,000,000 Class B ordinary shares of the Issuer at a par value of US$0.00001 each.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 is hereby incorporated by reference in this Item 4.

The Reporting Person is holding the Class B ordinary shares underlying the share-based awards pursuant to the 2022 Plan and will act upon the instructions of a senior management committee of the Issuer consisting of Chengcai Qu, Zhichen (Frank) Sun and Jiamin Chen determined on a unanimous basis in relation to the voting and, prior to the vesting of the Shares to the relevant grantee of the share-based awards the Company may grant under the 2022 Plan, the disposition of the Shares. According to the Third Amended and Restated Articles of the Issuer, each Class B ordinary share is convertible into one (1) Class A ordinary share at any time by the holder thereof.

Although the Reporting Person has no present intention to acquire additional securities of the Issuer, it intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to such Reporting Person; changes in law and government regulations; general economic conditions; and liquidity and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons’ current ownership in the securities of the Issuer is set forth on the cover pages to this Statement on Schedule 13D and is incorporated by reference herein. The Reporting Person disclaims membership in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with any person.

(b) The following table sets forth the beneficial ownership of the class of securities reported on for the Reporting Person.

Reporting Person	Number of Shares Beneficially Owned(1)	Percentage of Securities(2)	Sole Power to Vote/Direct Vote(1)	Shared Power to Vote/Direct Vote	Sole Power to Dispose/Direct Disposition(1)	Shared Power to Dispose/Direct Disposition
Golden Stream Ltd.	2,500,000,000	8.8%	2,500,000,000	0	2,500,000,000	0

(1) Represents 2,500,000,000 Class B Ordinary Shares (the “Shares”) directly held by Golden Stream Ltd. Golden Stream Ltd. holds the Shares underlying the share-based awards pursuant to Issuer’s 2022 Equity Incentive Plan (the “2022 Plan”) and will act upon the instructions of a senior management committee of the Issuer consisting of Chengcai Qu, Zhichen (Frank) Sun and Jiamin Chen determined on a unanimous basis in relation to the voting and, prior to the vesting of the Shares to the relevant grantee of the share-based awards the Company may grant under the 2022 Plan, the disposition of the Shares. According to the Third Amended and Restated Articles of the Issuer, each Class B ordinary share is convertible into one (1) Class A ordinary share (the Class A Ordinary Shares and Class B ordinary shares, together as the “Ordinary Shares”) at any time by the holder thereof.

(2) This percentage is calculated using 28,378,920,464 Ordinary Shares as the denominator, which is the sum of total 25,878,920,464 Class A Ordinary Shares and 2,500,000,000 Class B Ordinary Shares outstanding as of November 25, 2022 as derived from the Issuer’s corporate records.

(c) Other than as described in Items 3 and 4 above, there have been no transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Person.

(d) Golden Stream Ltd. holds the Class B ordinary shares underlying the share-based awards pursuant to the 2022 Plan and will act upon the instructions of a senior management committee of the Issuer consisting of Chengcai Qu, Zhichen (Frank) Sun and Jiamin Chen determined on a unanimous basis in relation to the voting and, prior to the vesting of the Shares to the relevant grantee of the share-based awards the Company may grant under the 2022 Plan, the disposition of the Shares.

Upon vesting of the Shares, subject to any applicable provisions in the relevant award agreement, the grantee of the share-based awards will have the right to instruct Golden Stream Ltd. on the disposition of the Shares, and to receive dividends, distributions, and the net proceeds from the disposition of the Shares, after deduction of the applicable withholding and other taxes.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Items 1 through 7 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except for standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Title
99.1

Agreement in relation to the ESOP Shares, dated November 18, 2022, among Golden Stream Ltd., Chengcai Qu (as the sole shareholder of Golden Stream Ltd.) and Chengcai Qu, Zhichen (Frank) Sun and Jiamin Chen.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 25, 2022

Golden Stream Ltd.

By:	/s/ Chengcai Qu
Name: Chengcai Qu
Title: Director